SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

    [ X ]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
             SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

                   For the fiscal year ended December 31, 1996

                                       OR

    [   ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
            SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                  For the transition period from _____ to _____

Commission file number 1-8251

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                        Telephone and Data Systems, Inc.
                            Tax-Deferred Savings Plan
                             30 North LaSalle Street
                                   40th Floor
                                Chicago, IL 60602


 B. Name of issuers of the securities held pursuant to the plan and the addresses of the principal executive office:

                        Telephone and Data Systems, Inc.
                             30 North LaSalle Street
                                   40th Floor
                                Chicago, IL 60602


                       United States Cellular Corporation
                            8410 West Bryn Mawr Ave.
                                    Suite 700
                                Chicago, IL 60631


                              American Paging, Inc.
                              1300 Godward St., NE
                                   Suite 3100
                              Minneapolis, MN 55413

                           Aerial Communications, Inc.
                           8410 West Bryn Mawr Avenue
                                   Suite 1100
                                Chicago, IL 60631

                                  Required Information


          (a)  Financial Statements

               1 Audited Statements of Net Assets Available for Benefits as of December 31, 1996 and December 31, 1995.

               2. Audited Statements of Changes in Net Assets Available for Benefits for the year ended December 31, 1996, for the year ended December 31, 1995 and for the year ended December 31, 1994.

               3.  Notes to Financial Statements.

               4.  Schedule I - Schedule of Reportable Transactions

               5.  Schedule II - Assets Held for Investment Purposes


          (b)  Exhibits

               No.                 Description
               ---                 -----------

               1.    Consent of Independent Public Accountants

                                   Signatures



    The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

                                       TELEPHONE AND DATA SYSTEMS, INC.
                                       TAX-DEFERRED SAVINGS PLAN



                                       By   /s/ LeRoy T. Carlson, Jr.
                                            ------------------------------------
                                            LeRoy T. Carlson, Jr., Trustee

                                            /s/ C. Theodore Herbert
                                            ------------------------------------
                                            C. Theodore Herbert, Trustee

                                            /s/ Ronald D. Webster
                                            ------------------------------------
                                            Ronald D. Webster, Trustee

                                            /s/ Michael G. Hron
                                            ------------------------------------
                                            Michael G. Hron, Trustee




Dated: June 25, 1997

                        Telephone and Data Systems, Inc.
                            Tax-Deferred Savings Plan


                              Financial Statements
                  As of December 31, 1996 and December 31, 1995
                   Together with Independent Auditor's Report

                          Independent Auditor's Report




To the Trustees of:
                        TELEPHONE AND DATA SYSTEMS, INC.
                        TAX-DEFERRED SAVINGS PLAN
                        Chicago, Illinois



     We have audited the accompanying statements of net assets available for benefits of the TELEPHONE AND DATA SYSTEMS, INC. TAX-DEFERRED SAVINGS PLAN as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years ended December 31, 1996, 1995 and 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the TELEPHONE AND DATA SYSTEMS, INC. TAX- DEFERRED SAVINGS PLAN as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the years ended December 31, 1996, 1995 and 1994 in conformity with generally accepted accounting principles.

McGladery & Pullen, LLP

Madison, Wisconsin
March 28, 1997

                         TELEPHONE AND DATA SYSTEMS, INC
                            TAX-DEFERRED SAVINGS PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                December 31, 1996


                                                Participant Directed
                                ------------------------------------------------
                                   Lasalle
                                   Income     Vanguard     Vanguard    Fidelity
                                    Plus       GNMA       Index 500     Growth
                               -----------  -----------  ---------- -----------

ASSETS
Investments, at fair value
   Money market accounts        $  209,193  $   58,947   $  266,403  $  379,993
   Common stock                          0           0            0           0
   Mutual funds                  3,908,265   1,510,276    5,651,725   8,582,462
   Plan loans                            0           0            0           0
                                ----------  ----------   ----------  ----------
                                $4,117,458  $1,569,223   $5,918,128  $8,962,455
                                ----------  ----------   ----------  ----------
Receivables
   Employer contributions       $        0  $        0   $        0  $        0
   Participant contributions         7,655       5,664       21,991      28,694
   Accrued interest
     and dividends                  21,258         159          585       7,042
   Other receivables                 9,171       1,637        3,023       1,960
                                ----------  ----------   ----------  ----------
                                $   38,084  $    7,460   $   25,599  $   37,696
                                ----------  ----------   ----------  ----------

Total assets                    $4,155,542  $1,576,683   $5,943,727  $9,000,151
                                ----------  ----------   ----------  ----------
LIABILITIES

Accounts payable                $   41,661  $      641   $    3,004  $    7,791
                                ----------  ----------   ----------  ----------

Total liabilities               $   41,661  $      641   $    3,004  $    7,791
                                ----------  ----------   ----------  ----------

NET ASSETS AVAILABLE
     FOR BENEFITS               $4,113,881  $1,576,042   $5,940,723  $8,992,360
                                ==========  ==========   ==========  ==========


   The accompanying notes are an integral part of these financial statements.

                         TELEPHONE AND DATA SYSTEMS, INC
                            TAX-DEFERRED SAVINGS PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                December 31, 1996


                                       Participant
                                        Directed
                                       -------------

                                         Warburg
                                       International
                                       -------------

ASSETS
Investments, at fair value
   Money market accounts               $   98,317
   Common stock                                 0
   Mutual funds                         1,638,134
   Plan loans                                   0
                                       ----------
                                       $1,736,451
                                       ----------
Receivables
   Employer contributions              $        0
   Participant contributions                9,736
   Accrued interest and dividends             298
   Other receivables                          180
                                       ----------
                                       $   10,214
                                       ----------

Total assets                           $1,746,665
                                       ----------
LIABILITIES

Accounts payable                       $    2,088
                                       ----------

Total liabilities                      $    2,088
                                       ----------

NET ASSETS AVAILABLE FOR BENEFITS      $1,744,577
                                       ==========


The accompanying notes are an integral part of these financial statements.

                         TELEPHONE AND DATA SYSTEMS, INC
                            TAX-DEFERRED SAVINGS PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                December 31, 1996

                                             Participant Directed
                               -------------------------------------------------

                                   TDS         USCC         API        Aerial
                                  Common      Common       Common      Common
                                  Stock       Stock        Stock       Stock
                               ----------   ----------  ----------  ----------

ASSETS
Investments, at fair value
   Money market accounts       $  144,944   $  111,817  $   12,323  $    21,641
   Common stock                 5,989,080    3,190,656     154,172      190,613
   Mutual funds                         0            0           0            0
   Plan loans                           0            0           0            0
                               ----------   ----------  ----------  -----------
                               $6,134,024   $3,302,473  $  166,495  $   212,254
                               ----------   ----------  ----------  -----------
Receivables
   Employer contributions      $        0   $       0   $        0  $         0
   Participant contributions       16,922      15,018          273       (2,415)
   Accrued interest
     and dividends                    377         318           35           88
   Other receivables                1,873       4,398           52           51
                               ----------   ---------   ----------  -----------
                               $   19,172   $  19,734   $      360  $    (2,276)
                               ----------   ---------   ----------  ------------

Total assets                   $6,153,196   $3,322,207  $  166,855  $   209,978
                               ----------   ----------  ----------  ------------

LIABILITIES

Accounts payable               $    4,191   $    1,886  $      78   $       256
                               ----------   ----------  ---------   ------------

Total liabilities              $    4,191   $    1,886  $      78   $       256
                               ----------   ----------  ---------   -----------

NET ASSETS AVAILABLE
     FOR BENEFITS              $6,149,005   $3,320,321  $ 166,777   $   209,722
                               ==========   ==========  =========   ===========


   The accompanying notes are an integral part of these financial statements.

                         TELEPHONE AND DATA SYSTEMS, INC
                            TAX-DEFERRED SAVINGS PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                December 31, 1996


                                                       Company Match
                                           -------------------------------------

                                              TDS          USCC           API
                                             Common       Common         Common
                                 Loans       Stock         Stock         Stock
                               ----------  ----------   -----------  -----------

ASSETS
Investments, at fair value
   Money market accounts       $        0  $   12,143   $     6,458  $   (1,159)
   Common stock                         0   1,528,699       333,190      32,658
   Mutual funds                         0           0             0           0
   Plan loans                     707,944           0             0           0
                               ----------  ----------   -----------  ----------
                               $  707,944  $1,540,842   $   339,648  $   31,499
                               ----------  -----------  -----------  ----------
Receivables
   Employer contributions      $        0  $  632,734   $   601,115  $  115,143
   Participant contributions            0           0             0           0
   Accrued interest
     and dividends                      0           0             0           0
   Other receivables                    0           0             0           0
                               ----------  ----------   -----------  ----------
                               $        0  $  632,734   $   601,115  $  115,143
                               ----------  ----------   -----------  ----------

Total assets                   $  707,944  $2,173,576   $   940,763  $  146,642
                               ----------  ----------   -----------  ----------

LIABILITIES

Accounts payable               $        0  $      142   $         0  $        3
                               ----------  ----------   -----------  ----------

Total liabilities              $        0  $      142   $         0  $        3
                               ----------  ----------   -----------  ----------

NET ASSETS AVAILABLE
     FOR BENEFITS              $  707,944  $2,173,434   $   940,763  $  146,639
                               ==========  ==========   ===========  ==========


   The accompanying notes are an integral part of these financial statements.

                         TELEPHONE AND DATA SYSTEMS, INC
                            TAX-DEFERRED SAVINGS PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                December 31, 1996

                                             Company Match
                                      ----------------------------
                                        AERIAL
                                        Common
                                         Stock             Total
                                       ----------      -----------

ASSETS
Investments, at fair value
   Money market accounts               $        0      $ 1,321,020
   Common stock                                 0       11,419,068
   Mutual funds                                 0       21,290,862
   Plan loans                                   0          707,944
                                       ----------      -----------
                                       $        0      $34,738,894
                                       ----------      -----------

Receivables
   Employer contributions              $   65,005      $ 1,413,997
   Participant contributions                    0          103,538
   Accrued interest and dividends               0           30,160
   Other receivables                            0           22,345
                                       ----------      -----------
                                       $   65,005      $ 1,570,040
                                       ----------      -----------

Total assets                           $   65,005      $36,308,934
                                       ----------      -----------
LIABILITIES

Accounts payable                       $        0      $    61,741
                                       ----------      -----------

Total liabilities                      $        0      $    61,741
                                       ----------      -----------

NET ASSETS AVAILABLE FOR BENEFITS      $   65,005      $36,247,193
                                       ==========      ===========


   The accompanying notes are an integral part of these financial statements.

                        TELEPHONE AND DATA SYSTEMS, INC.
                            TAX-DEFERRED SAVINGS PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                December 31, 1995



                                             Participant Directed
                               -------------------------------------------------

                                   Lasalle                 ANB
                                   Income    Vanguard      S&P       Fidelity
                                    Plus       GNMA     500 Index     Growth
                               ----------  ----------  ----------  -----------

ASSETS
Investments, at fair value
   Money market accounts       $   56,452  $    8,718  $   34,113  $    47,219
   Common stock                         0           0           0            0
   Mutual funds                 3,381,293   1,018,550   3,223,356    4,523,625
   Plan loans                           0           0           0            0
                               ----------  ----------  ----------  -----------
                               $3,437,745  $1,027,268  $3,257,469  $ 4,570,844
                               ----------  ----------  ----------  -----------
Receivables
   Employer contributions      $        0  $        0  $        0  $         0
   Participant contributions        6,326       2,864       6,123       11,080
   Accrued interest
     and dividends                 17,720         132         283          512
   Other receivables                3,046          10       1,289           63
                               ----------  ----------  ----------  -----------
                               $   27,092  $    3,006  $    7,695  $    11,655
                               ----------  ----------  ----------  -----------

Total assets                   $3,464,837  $1,030,274  $3,265,164  $ 4,582,499
                               ----------  ----------  ----------  -----------

LIABILITIES

Accounts payable               $      152  $      239  $    2,591  $       600
                               ----------  ----------  ----------  -----------

Total liabilities              $      152  $      239  $    2,591  $       600
                               ----------  ----------  ----------  -----------

NET ASSETS AVAILABLE
     FOR BENEFITS              $3,464,685  $1,030,035  $3,262,573  $ 4,581,899
                               ==========  ==========  ==========  ===========

   The accompanying notes are an integral part of these financial statements.

                        TELEPHONE AND DATA SYSTEMS, INC.
                            TAX-DEFERRED SAVINGS PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                December 31, 1995


                                       Participant
                                        Directed
                                       ------------

                                         Warburg
                                       International
                                       ------------
ASSETS
Investments, at fair value
   Money market accounts               $  (17,487)
   Common stock                                 0
   Mutual funds                           531,120
   Plan loans                                   0
                                       ----------
                                       $  513,633
                                       ----------
Receivables
   Employer contributions              $        0
   Participant contributions                2,704
   Accrued interest and dividends             125
   Other receivables                        1,263
                                       ----------
                                       $    4,092
                                       ----------

Total assets                           $  517,725
                                       ----------
LIABILITIES

Accounts payable                       $       40
                                       ----------

Total liabilities                      $       40
                                       ----------

NET ASSETS AVAILABLE FOR BENEFITS      $  517,685
                                       ==========


   The accompanying notes are an integral part of these financial statements.

                        TELEPHONE AND DATA SYSTEMS, INC.
                            TAX-DEFERRED SAVINGS PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                December 31, 1995


                                     Participant Directed
                                -----------------------------------
                                   TDS         USCC       API
                                  Common      Common     Common
                                   Stock       Stock      Stock       Loans
                                ----------  ----------  ----------  ----------
ASSETS
Investments, at fair value
   Money market accounts        $  107,297  $   45,722  $   (6,296) $        0
   Common stock                  7,918,605   3,861,236     200,513           0
   Mutual funds                          0           0           0           0
   Plan loans                            0           0           0     561,290
                                ----------  ----------  ----------  ----------
                                $8,025,902  $3,906,958  $  194,217  $  561,290
                                ----------  ----------  ----------  ----------
Receivables
   Employer contributions       $        0  $        0  $        0  $        0
   Participant contributions        12,416       8,744         882           0
   Accrued interest
     and dividends                     574         404          41           0
   Other receivables                12,228       3,494          12           0
                                ----------  ----------  ----------  ----------
                                $   25,218  $   12,642  $      935  $        0
                                ----------  ----------  ----------  ----------

Total assets                    $8,051,120  $3,919,600  $  195,152  $  561,290
                                ----------  ----------  ----------  ----------

LIABILITIES

Accounts payable                $   41,271  $   40,260  $      38   $        0
                                ----------  ----------  ----------  ----------

Total liabilities               $   41,271  $   40,260  $      38   $        0
                                ----------  ----------  ---------   ----------

NET ASSETS AVAILABLE
     FOR BENEFITS               $8,009,849  $3,879,340  $ 195,114   $  561,290
                                ==========  ==========  =========   ==========


   The accompanying notes are an integral part of these financial statements.

                        TELEPHONE AND DATA SYSTEMS, INC.
                            TAX-DEFERRED SAVINGS PLAN

                   STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                December 31, 1995


                                          Company Match
                                ---------------------------------

                                    TDS         USCC       API
                                   Common      Common     Common
                                   Stock        Stock     Stock        Total
                                ----------  ----------  ---------  ------------
ASSETS
Investments, at fair value
   Money market accounts        $   (3,464) $    3,593  $       0  $    275,867
   Common stock                  1,252,822     244,215          0    13,477,391
   Mutual funds                          0           0          0    12,677,944
   Plan loans                            0           0          0       561,290
                                ----------  ----------  ---------  ------------
                                $1,249,358  $  247,808  $       0  $ 26,992,492
                                ----------  ----------  ---------  ------------
Receivables
   Employer contributions       $  497,338  $  191,498  $  58,593  $    747,429
   Participant contributions             0           0          0        51,139
   Accrued interest
     and dividends                       0           0          0        19,791
   Other receivables                     0           0          0        21,405
                                ----------  ----------  ---------  ------------
                                $  497,338  $  191,498  $  58,593  $    839,764
                                ----------  ----------  ---------  ------------

Total assets                    $1,746,696  $  439,306  $  58,593  $ 27,832,256
                                ----------  ----------  ---------  ------------

LIABILITIES

Accounts payable                $    5,110  $    2,527  $       0  $     92,828
                                ----------  ----------  ---------  ------------

Total liabilities               $    5,110  $    2,527  $       0  $     92,828
                                ----------  ----------  ---------  ------------

NET ASSETS AVAILABLE
     FOR BENEFITS               $1,741,586  $  436,779  $  58,593  $ 27,739,428
                                ==========  ==========  =========  ============

   The accompanying notes are an integral part of these financial statements.

                        TELEPHONE AND DATA SYSTEMS, INC.
                            TAX-DEFERRED SAVINGS PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          Year Ended December 31, 1996

                                                Participant Directed
                                 -----------------------------------------------

                                    LaSalle
                                    Income      Vanguard   Vanguard    Fidelity
                                     Plus         GNMA     Index 500    Growth
                                 ----------  ----------  ----------  -----------
Investment Income:
   Net appreciation
    (depreciation) in fair value
    of investments               $        0  $  (19,500) $  773,409  $  747,403
   Interest                           3,392       1,719       4,838       9,023
   Dividends                        227,822      92,935     117,329     335,714
                                 ----------  ----------- ----------  ----------
                                 $  231,214  $   75,154  $  895,576  $1,092,140
   Less investment expenses         (13,530)        (35)     (2,237)       (165)
                                 ----------  ----------  ----------  ----------

                                 $  217,684  $   75,119  $  893,339  $1,091,975
                                 ----------  ----------  ----------  ----------
Contributions
   Employer                      $        0  $        0  $        0  $        0
   Participants                     822,836     423,709   1,186,006   2,211,718
   Participant fund transfers       172,671      46,784     164,922     308,241
   Forfeitures                            0           0           0           0
   Transfers between investments   (108,818)     90,155     702,594   1,263,512
                                 ----------  ----------  ----------  -----------
                                 $  886,689  $  560,648  $2,053,522  $3,783,471
                                 ----------  ----------  ----------  -----------

Total additions                  $1,104,373  $  635,767  $2,946,861  $4,875,446
                                 ----------  ----------  ----------  -----------
Benefits paid                    $  455,177  $   89,760  $  268,711  $  464,985
                                 ----------  ----------  ----------  -----------

Net increase (decrease)          $  649,196  $  546,007  $2,678,150  $4,410,461

Net assets available for
 benefits
   Beginning of year             $3,464,685  $1,030,035  $3,262,573  $4,581,899
                                 ----------  ----------  ----------  -----------
   End of year                   $4,113,881  $1,576,042  $5,940,723  $8,992,360
                                 ==========  ==========  ==========  ===========

   The accompanying notes are an integral part of these financial statements.

                        TELEPHONE AND DATA SYSTEMS, INC.
                            TAX-DEFERRED SAVINGS PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          Year Ended December 31, 1996

                                              Participant Directed
                               -------------------------------------------------

                                               TDS           USCC         API
                                 Warburg      Common        Common       Common
                              International    Stock         Stock       Stock
                              -----------  ------------  ----------  -----------
Investment Income:
   Net appreciation
   (depreciation) in fair value
   of investments              $   36,804  $   (375,828) $ (652,687)  $ (54,919)
   Interest                         2,310         6,506       4,629         378
   Dividends                       64,184        69,953           0           0
                               ----------  ------------  ----------   ----------
                               $  103,298   $  (299,369) $ (648,058)  $ (54,541)
   Less investment expenses           (39)         (122)        (92)         (8)
                               ----------   -----------  ----------   ----------

                               $  103,259   $  (299,491) $ (648,150)  $ (54,549)
                               ----------   -----------  ----------   ----------
Contributions
   Employer                    $        0   $         0  $        0   $       0
   Participants                   563,061     1,245,460     976,138      82,934
   Participant fund transfers      79,019        37,789     163,863       7,187
   Forfeitures                          0             0           0           0
   Transfers between
      investments                 579,584    (2,045,222)   (714,407)    (48,903)
                               ----------    ----------  ----------   ----------
                               $1,221,664    $ (761,973) $  425,594   $  41,218
                               ----------    ----------  ----------   ----------

Total additions                $1,324,923   $(1,061,464) $ (222,556)  $ (13,331)
                               ----------   -----------  ----------   ----------
Benefits paid                  $   98,031   $   799,380  $  336,463   $  15,006
                               ----------   -----------  ----------   ----------

Net increase (decrease)        $1,226,892   $(1,860,844) $ (559,019)  $ (28,337)

Net assets available for
  benefits
   Beginning of year           $  517,685   $ 8,009,849  $ 3,879,340  $ 195,114
                               ----------   -----------  -----------  ----------
   End of year                 $1,744,577   $ 6,149,005  $ 3,320,321  $ 166,777
                               ==========   ===========  ===========  ==========

   The accompanying notes are an integral part of these financial statements.

                        TELEPHONE AND DATA SYSTEMS, INC.
                            TAX-DEFERRED SAVINGS PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          Year Ended December 31, 1996

                               Participant
                                 Directed                     Company Match
                               -----------             -------------------------

                                  AERIAL                    TDS          USCC
                                  Common                   Common       Common
                                   Stock      Loans         Stock       Stock
                               ----------  -----------  ----------  ------------
Investment Income:
   Net appreciation
   (depreciation) in fair value
   of investments              $  (30,219) $         0  $ (146,592) $   (74,696)
   Interest                           257       49,251       1,002          381
   Dividends                            0            0      17,379            0
                               ----------  -----------  ----------  ------------
                               $  (29,962) $    49,251  $ (128,211) $   (74,315)
   Less investment expenses             0            0           0            0
                               ----------  -----------  ----------  ------------

                               $  (29,962) $    49,251  $ (128,211) $   (74,315)
                               ----------  -----------  ----------  ------------
Contributions
   Employer                    $        0  $         0  $  700,579  $   621,227
   Participants                    57,497            0           0            0
   Participant fund transfers      23,810            0           0            0
   Forfeitures                          0            0        (867)        (982)
   Transfers between
     investments                  158,377      120,398           0        2,730
                               ----------  -----------  ----------  ------------
                               $  239,684  $   120,398  $  699,712  $   622,975
                               ----------  -----------  ----------  ------------

Total additions                $  209,722  $   169,649  $  571,501  $   548,660
                               ----------  -----------  ----------  ------------
Benefits paid                  $        0  $    22,995  $  139,653  $    44,676
                               ----------  -----------  ----------  ------------

Net increase (decrease)        $  209,722  $   146,654  $  431,848  $   503,984

Net assets available for
benefits
   Beginning of year           $        0  $   561,290  $1,741,586  $   436,779
                               ----------  -----------  ----------  ------------
   End of year                 $  209,722  $   707,944  $2,173,434  $   940,763
                               ==========  ===========  ==========  ============

   The accompanying notes are an integral part of these financial statements.

                        TELEPHONE AND DATA SYSTEMS, INC.
                            TAX-DEFERRED SAVINGS PLAN

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                December 31, 1996

                                     Company Match
                              ----------------------------

                                  API            AERIAL
                                 Common          Common
                                 Stock           Stock               Total
                              -----------     ------------      ---------------

Investment Income:
   Net appreciation
    (depreciation) in fair value
    of investments            $  (19,890)     $         0       $       183,285
   Interest                          115                0                83,801
   Dividends                           0                0               925,316
                              ----------      -----------       ----------------
                              $  (19,775)     $         0       $     1,192,402
   Less investment expenses            0                0               (16,228)
                              ----------      -----------       ----------------

                              $  (19,775)     $         0       $     1,176,174
                              ----------      -----------       ----------------
Contributions
   Employer                   $  120,821      $    65,005       $     1,507,632
   Participants                        0                0             7,569,359
   Participant fund transfers          0                0             1,004,286
   Forfeitures                      (176)               0                (2,025)
   Transfers between
     investments                       0                0                     0
                              ----------      -----------        ---------------
                              $  120,645      $    65,005        $   10,079,252
                              ----------      -----------        ---------------

Total additions               $  100,870      $    65,005        $   11,255,426
                              ----------      -----------        ---------------
Benefits paid                 $   12,824      $         0        $    2,747,661
                              ----------      -----------        ---------------

Net increase (decrease)       $   88,046      $    65,005        $    8,507,765

Net assets available for
benefits
   Beginning of year          $   58,593      $         0        $   27,739,428
                              ----------      -----------        ---------------
   End of year                $  146,639      $    65,005        $   36,247,193
                              ==========      ===========        ===============

   The accompanying notes are an integral part of these financial statements.

                        TELEPHONE AND DATA SYSTEMS, INC.
                            TAX-DEFERRED SAVINGS PLAN

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          Year Ended December 31, 1995

                                            Participant Directed
                              --------------------------------------------------

                                 Lasalle                    ANB
                                 Income      Vanguard       S&P       Fidelity
                                  Plus        GNMA       500 Index     Growth
                              ----------  -----------  -----------  ------------
Investment Income:
   Net appreciation
    (depreciation) in fair value
    of investments            $        0  $    59,552  $   751,760  $   848,887
   Interest                        3,697        1,712        4,000        6,883
   Dividends                     174,779       54,291       67,782      239,565
                              ----------  -----------  -----------  ------------
                              $  178,476  $   115,555  $   823,542  $ 1,095,335
   Less investment expenses      (10,168)         (30)      (7,741)        (125)
                              ----------  -----------  -----------  -----------

                              $  168,308  $   115,525  $   815,801  $ 1,095,210
                              ----------  -----------  -----------  -----------
Contributions
   Employer                   $        0  $         0  $         0  $         0
   Participants                  631,461      293,933      672,786    1,173,313
   Participant fund transfers    170,820       51,062       62,365       82,422
   Forfeitures                         0            0            0            0
   Transfers between
     investments                 343,532       52,615     (185,470)     244,413
                               ---------  -----------  -----------  ------------
                              $1,145,813  $   397,610  $   549,681  $ 1,500,148
                              ----------  -----------  -----------  ------------

Total additions               $1,314,121  $   513,135  $ 1,365,482  $ 2,595,358
                              ----------  -----------  -----------  ------------
Benefits paid                 $  104,840  $    57,067  $   193,081  $   342,626
                              ----------  -----------  -----------  ------------

Net increase (decrease)       $1,209,281  $   456,068  $ 1,172,401  $ 2,252,732

Net assets available for
  benefits
   Beginning of year          $2,255,404  $   573,967  $ 2,090,172  $ 2,329,167
                              ----------  -----------  -----------  ------------
   End of year                $3,464,685  $ 1,030,035  $ 3,262,573  $ 4,581,899
                              ==========  ===========  ===========  ============

   The accompanying notes are an integral part of these financial statements.

                        TELEPHONE AND DATA SYSTEMS, INC.
                            TAX-DEFERRED SAVINGS PLAN

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          Year Ended December 31, 1995

                                            Participant Directed
                               -------------------------------------------------

                                               TDS          USCC         API
                                Warburg       Common       Common       Common
                             International    Stock        Stock        Stock
                              -----------  -----------  ----------- ------------
Investment Income:
   Net appreciation
    (depreciation) in fair value
    of investments             $   36,329  $(1,200,597) $   105,171 $   (32,207)
   Interest                           990       10,090        6,147         328
   Dividends                       15,654       74,339            0           0
                               ----------  -----------  -----------  -----------
                               $   52,973  $(1,116,168) $   111,318  $  (31,879)
   Less investment expenses           (11)        (185)        (112)         (4)
                               ----------  -----------  -----------  -----------
                               $   52,962  $(1,116,353) $   111,206  $  (31,883)
                               ----------  -----------  -----------  -----------
Contributions
   Employer                    $        0  $         0  $         0  $        0
   Participants                   185,603    1,575,143    1,005,924      59,980
   Participant fund transfers      11,913       61,041       66,417      10,250
   Forfeitures                          0            0            0           0
   Transfers between
     investments                  313,077     (617,082)    (407,668)    173,251
                               ----------  -----------  -----------  -----------
                               $  510,593  $ 1,019,102  $   664,673  $  243,481
                               ----------  -----------  -----------  -----------

Total additions                $  563,555  $   (97,251) $   775,879  $  211,598
                               ----------  -----------  -----------  -----------
Benefits paid                  $   45,870  $   627,611  $   453,645  $   16,484
                               ----------  -----------  -----------  -----------

Net increase (decrease)        $  517,685  $  (724,862) $   322,234  $  195,114

Net assets available for
  benefits
   Beginning of year           $        0  $ 8,734,711  $ 3,557,106  $        0
                               ----------  -----------  -----------  -----------
   End of year                 $  517,685  $ 8,009,849  $ 3,879,340  $  195,114
                               ==========  ===========  ===========  ===========

   The accompanying notes are an integral part of these financial statements.

                         TELEPHONE AND DATA SYSTEMS, INC
                            TAX-DEFERRED SAVINGS PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                        Year Ended December 31, 1995

                                                      Company Match
                                          --------------------------------------

                                              TDS          USCC           API
                                             Common       Common        Common
                                 Loans       Stock         Stock        Stock
                               ----------  ----------   -----------   ----------
 Investment Income:
   Net appreciation
    (depreciation) in fair value
    of investments             $        0  $ (189,643)  $    19,527  $        0
   Interest                        38,343          61            23           0
   Dividends                            0      12,284             0           0
                               ----------  ----------   -----------  -----------
                               $   38,343  $ (177,298)  $    19,550  $        0
   Less investment expenses             0           0             0           0
                               ----------  ----------   -----------  -----------

                               $   38,343  $ (177,298)  $    19,550  $        0
                               ----------  ----------   -----------  -----------
Contributions
   Employer                    $        0  $   498,451  $   191,724  $   58,593
   Participants                         0            0            0           0
   Participant fund transfers           0            0            0           0
   Forfeitures                          0          (69)        (233)          0
   Transfers between
     investments                   83,332            0            0           0
                               ----------  -----------  -----------  -----------
                               $   83,332  $   498,382  $   191,491  $   58,593
                               ----------  -----------  -----------  -----------

Total additions                $  121,675  $   321,084  $   211,041  $   58,593
                               ----------  -----------  -----------  -----------
Benefits paid                  $   30,526  $    84,583  $    31,154  $        0
                               ----------  -----------  -----------  -----------

Net increase (decrease)        $   91,149  $   236,501  $   179,887  $   58,593

Net assets available for
 benefits
   Beginning of year           $  470,141  $ 1,505,085  $   256,891  $        0
                               ----------  -----------  -----------  -----------
   End of year                 $  561,290  $ 1,741,586  $   436,778  $   58,593
                               ==========  ===========  ===========  ===========

   The accompanying notes are an integral part of these financial statements.

                        TELEPHONE AND DATA SYSTEMS, INC.
                            TAX-DEFERRED SAVINGS PLAN

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          Year Ended December 31, 1995




                                             Total
                                          ------------
Investment Income:
   Net appreciation
    (depreciation) in fair value
    of investments                        $   398,779
   Interest                                    72,274
   Dividends                                  638,694
                                          ------------
                                          $ 1,109,747
   Less investment expenses                   (18,376)
                                          ------------

                                          $ 1,091,371
                                          ------------
Contributions
   Employer                               $   748,768
   Participants                             5,598,143
   Participant fund transfers                 516,290
   Forfeitures                                   (302)
   Transfers between
     investments                                    0
                                          ------------
                                          $ 6,862,899
                                          ------------

Total additions                           $ 7,954,270
                                          ------------
Benefits paid                             $ 1,987,487
                                          ------------

Net increase (decrease)                   $ 5,966,783

Net assets available for benefits
   Beginning of year                      $21,772,644
                                          ------------
   End of year                            $27,739,427
                                          ============



   The accompanying notes are an integral part of these financial statements.

                        TELEPHONE AND DATA SYSTEMS, INC.
                            TAX-DEFERRED SAVINGS PLAN

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          Year Ended December 31, 1994

                                                Participant Directed
                                 -----------------------------------------------

                                   Lasalle                  ANB
                                   Income     Vanguard      S&P       Fidelity
                                    Plus        GNMA     500 Index     Growth
                                 ---------- -----------  ---------- ------------
Investment Income:
   Net appreciation
     (depreciation) in fair value
     of investments              $        0 $   (38,783)$  (23,721) $   (57,288)
   Interest                           1,664         813      2,287        3,300
   Dividends                        114,858      32,812     55,449       37,262
                                 ---------- ----------- ----------  ------------
                                 $  116,522 $    (5,158)$   34,015  $   (16,726)
   Less investment expenses          (7,158)        (21)    (6,071)        (131)
                                 ---------- -----------  ---------  -----------

                                 $  109,364 $    (5,179)$   27,944  $   (16,857)
                                 ---------- ----------- ----------  -----------
Contributions
   Employer                      $        0 $         0 $        0  $         0
   Participants                     412,228     198,789    571,878      812,428
   Participant fund transfers        12,613       5,319     20,029       44,098
   Forfeitures                            0           0          0            0
   Transfers between investments   (291,337)    393,569   (697,097)   1,559,492
                                 ----------  ---------- ----------  -----------
                                 $  133,504  $  597,677 $ (105,190) $ 2,416,018
                                 ----------  ---------- ----------  -----------

Total additions                  $  242,868  $  592,498 $  (77,246) $ 2,399,161
                                 ----------  ---------- ----------  -----------
Benefits paid                    $  234,019  $   18,531 $  186,976  $    69,994
                                 ----------  ---------- ----------  -----------

Net increase (decrease)          $    8,849  $  573,967 $ (264,222) $ 2,329,167

Net assets available for benefits
   Beginning of year             $2,246,555  $        0 $2,354,394  $         0
                                 ----------  ---------- ----------  -----------
   End of year                   $2,255,404  $  573,967 $2,090,172  $ 2,329,167
                                 ==========  ========== ==========  ===========



   The accompanying notes are an integral part of these financial statements.

                         TELEPHONE AND DATA SYSTEMS, INC
                            TAX-DEFERRED SAVINGS PLAN

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          Year Ended December 31, 1994

                                    Participant Directed
                                  -------------------------

                                      TDS           USCC
                                    Common         Common
                                     Stock          Stock           Loans
                                  ----------    -----------      ------------
Investment Income:
   Net appreciation
    (depreciation) in fair value
    of investments                $ (902,175)   $   (70,785)    $         0
   Interest                            6,640          3,629          29,389
   Dividends                          63,404              0               0
                                  ----------    -----------     -----------
                                  $ (832,131)   $   (67,156)    $    29,389
   Less investment expenses           (1,223)          (274)              0
                                  ----------    -----------     -----------

                                  $ (833,354)   $   (67,430)    $    29,389
                                  ----------    -----------     -----------
Contributions
   Employer                       $        0    $         0     $         0
   Participants                    1,636,203        884,949               0
   Participant fund transfers         41,249         47,879               0
   Forfeitures                             0              0               0
   Transfers between investments    (772,973)      (290,063)         98,409
                                  ----------    -----------     -----------
                                  $  904,479    $   642,765     $    98,409
                                  ----------    -----------     -----------

Total additions                   $   71,125    $   575,335     $   127,798
                                  ----------    -----------     -----------
Benefits paid                     $  370,611    $   163,751     $    21,656
                                  ----------    -----------     -----------

Net increase (decrease)           $ (299,486)   $   411,584     $   106,142

Net assets available for benefits
   Beginning of year              $9,034,197    $ 3,145,522     $   363,999
                                  ----------    -----------     -----------
   End of year                    $8,734,711    $ 3,557,106     $   470,141
                                  ==========    ===========     ===========

   The accompanying notes are an integral part of these financial statements.

                        TELEPHONE AND DATA SYSTEMS, INC.
                           TAX-DEFERRED SAVINGS PLANS

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          Year Ended December 31, 1994

                                          Company Match
                                  ---------------------------

                                       TDS             USCC
                                      Common          Common
                                      Stock           Stock             Total
                                  -----------     -----------       ------------
Investment Income:
   Net appreciation
    (depreciation) in fair value
    of investments                $ (134,388)     $    (5,776)      $(1,232,916)
   Interest                                3                0            47,725
   Dividends                           7,792                0           311,577
                                  ----------      -----------       -----------
                                  $ (126,593)     $    (5,776)      $  (873,614)
   Less investment expenses                0                0           (14,878)
                                  ----------      -----------       -----------

                                  $ (126,593)     $    (5,776)      $  (888,492)
                                  ----------      -----------       -----------
Contributions
   Employer                       $  524,276      $   136,382       $   660,658
   Participants                            0                0         4,516,475
   Participant fund transfers              0                0           171,187
   Forfeitures                          (256)            (967)           (1,223)
   Transfers between investments           0                0                 0
                                  ----------      -----------       ------------
                                  $  524,020      $   135,415       $ 5,347,097
                                  ----------      -----------       ------------

Total additions                   $  397,427      $   129,639       $ 4,458,605
                                  ----------      -----------       ------------
Benefits paid                     $   52,458      $    15,385       $ 1,133,381
                                  ----------      -----------       ------------

Net increase (decrease)           $  344,969      $   114,254       $ 3,325,224

Net assets available for benefits
   Beginning of year              $1,160,116      $   142,637       $18,447,420
                                  ----------      -----------       ------------
   End of year                    $1,505,085      $   256,891       $21,772,644
                                  ==========      ===========       ============



   The accompanying notes are an integral part of these financial statements.

                        Telephone and Data Systems, Inc.
                            Tax-Deferred Savings Plan

                          Notes to Financial Statements


1.    PLAN DESCRIPTION

      The following description of the Telephone and Data Systems, Inc. Tax-Deferred Savings Plan (the Plan), provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      A.   General:

           The Telephone and Data Systems, Inc. Tax-Deferred Savings Plan (the Plan), a contributory tax-exempt profit-sharing plan, qualifies under Section 401 and 501 of the Internal Revenue Code, and is subject to and files reports under the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan (together with Social Security, any other tax qualified retirement plan or plans maintained by the Company and personal savings) provides for the livelihood of the employees of Telephone and Data Systems, Inc. and its participating subsidiaries upon their retirement or other separation from service.

           The Plan is administered by four trustees appointed by TDS. The trustees are authorized to invest Plan assets as directed by the participants, except in the case of the company match which is invested in TDS Common Stock, USCC Common Stock, API Common Stock and Aerial Communications, Inc. Common Stock. Up to now, all administrative, recordkeeping, and auditing fees have been borne by TDS.

      B.   Eligibility and Vesting:

           Prior to October 1, 1996, employees age 21 and older were generally eligible to participate after completing one year of service. Effective October 1, 1996, employees completing three months of service are eligible to participate. Participation is completely voluntary. An employee may become a participant in the Plan on the first of the month after meeting the eligibility requirements and upon completing the Deferral Election form.

           Employees'   personal   contributions   and   any   investment
           earnings/losses on the personal contributions are always 100% vested. Employer matching contributions are subject to a three-year graded vesting schedule. Participants vest one-third in all employer matching contributions for each year of service they complete. A participant becomes 100% vested in employer contributions after three years of service, or upon retirement, death, or disability.


      C.   Participant Accounts:

           Each participant's account is credited with the participant's contribution and allocation of (a) the employer's contribution and
           (b) Plan earnings. Allocations are based on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Telephone and Data Systems, Inc.
Tax-Deferred Savings Plan
Page 2


      D.   Contributions:

           Participants may defer 1% to 15% (in whole increments) of their salary on a per pay period basis.

           The Plan provides for an annual employer matching contribution to each participant employed by the Company as of December 31. Employer matching contributions are credited to participant accounts as of December 31 of each year. Effective January 1, 1996, the employer matching contribution for each USCC, API and Aerial participant is $.33 1/3 per $1.00 for the first 6% of salary deferral contributions. Effective January 1, 1995, the employer matching contribution for each participant employed by Suttle Press is $.40 per $1.00 for the first 6% of salary deferral contributions. The employer matching contribution for all other participants is $.20 per $1.00 for the first 6% of salary deferral contributions.

           Effective  July 1,  1992,  employer  contributions  of  United
           States Cellular Corporation are made in USCC Common Stock. Effective January 1, 1995, employer contributions of American Paging, Inc. are made in API Common Stock. Effective January 1, 1996 employer contributions of Aerial Communications, Inc. are made in Aerial Common Stock. All other employer contributions are made in TDS Common Stock.

           Employees may invest their personal contributions in one or more of the following funds: TDS Common Stock Fund, USCC Common Stock Fund, API Common Stock Fund (effective April 1, 1995), Aerial Common Stock Fund (effective April 1, 1996), Vanguard Index 500 Fund (replaced ANB S&P 500 Index Fund on April 1, 1996), LaSalle Income Plus Fund, Vanguard GNMA Fund (effective January 1, 1994), Fidelity Advisor Equity Growth Institutional Fund (effective January 1, 1994) or Warburg, Pincus International Equity Fund (effective April 1,
           1995). Also, effective January 1, 1994, participants are able to invest contributions in the funds in increments of 5%.

      E.   Investment Options

           The TDS Common Stock Fund is made up of TDS Common Shares.

           The USCC Common Stock Fund is made up of USCC Common Shares.

           The Aerial Common Stock Fund is made up of Aerial Common
           Shares.

           The API Common Stock Fund is made up of API Common Shares.

           The Vanguard Index 500 Fund is a pooled investment fund invested in the stocks in the S&P 500 with each stock owned and maintained at a portfolio weighting that is virtually identical to its weighting in the composite.

           The LaSalle Income Plus Fund is a pooled investment fund invested in short-term securities, consisting mainly of Guaranteed Investment Contracts.

Telephone and Data Systems, Inc.
Tax-Deferred Savings Plan
Page 3



           The Vanguard GNMA Fund invests its assets mainly in Government
           National  Mortgage   Association  (GNMA)   Certificates,   which  are
           mortgage-backed securities representing part ownership of a pool of mortgage loans.

           The Fidelity Advisor Equity Growth Institutional Fund has the objective of long-term capital appreciation. It invests primarily in common and preferred stocks and convertible securities of companies with above-average earnings or sales growth.

           The Warburg, Pincus International Equity Fund is a diversified mutual fund that invests primarily in the common stocks of companies that have their principal business activities and interests outside the United States. The fund's primary investment objective is long-term capital appreciation.

      F.   Payment of Benefits:

           If a participant retires or terminates service for any reason, the Plan Administrator shall provide for the distribution of a participant's account balance in one lump sum or periodic payments.

      G.   Plan Loans:

           The Plan loan provision allows employees with account balances to borrow from their account and repay their account with interest through payroll deductions. Loans may be taken for purposes of: buying, constructing, or rehabilitating a primary residence; non-reimbursable medical expenses; education expenses; or expenses arising out of other emergency financial needs. Employees may borrow the greater of (a) 100% of their salary reduction and rollover account balances up to $10,000 or (b) 50% of their salary reduction and rollover account balances limited to $50,000. The minimum loan amount is $1,000 or the entire salary reduction and rollover account balance, if less. The repayment period on the loan can range from one to five years. The rate of interest is a reasonable rate of interest set by the Trustees at the beginning of each calendar quarter. A reasonable rate of interest is a rate that provides the Plan with a return commensurate with the interest rates charged by persons engaged in the business of lending money for loans made in similar circumstances.

      H.   Direction of Account Balances and Contributions to the Investment
           Funds:

           Effective January 1, 1994, participants have the opportunity to direct their existing salary reduction and rollover account balances to one set of funds, and future salary reduction contributions to a different set of investment funds.

Telephone and Data Systems, Inc.
Tax-Deferred Savings Plan
Page 4


2.    SUMMARY OF ACCOUNTING POLICIES

      A.   Valuation of Investment

           Market value of investments was determined as of December 31, 1996 and December 31, 1995 as follows: at the latest price from the funds themselves for the Vanguard Index 500 fund, ANB S&P 500 Index Fund, the LaSalle Income Plus Fund, the Vanguard GNMA Fund, the Fidelity Advisor Equity Growth Institutional Fund and the Warburg, Pincus International Equity Fund. TDS Common Stock, USCC Common Stock, API Common Stock and Aerial Common Stock are valued at the latest bid price from published sources. Plan loans are valued at cost, which approximates fair value.

      B.   Payment of Benefits

           Benefits are recorded when paid.

Telephone and Data Systems, Inc.
Tax-Deferred Savings Plan
Page 5




3.   FAIR VALUE OF INVESTMENTS

                                    December 31, 1996       December 31, 1995
                                 ---------------------    ---------------------
                                   Number of    Fair      Number of    Fair
                                    Shares      Value      Shares      Value
                                 ----------- ----------   --------- ----------

Investments at Fair Value
   as Determined by Quoted
   Market Price
   Money Market Accounts          1,321,020 $ 1,321,020   275,864  $    275,867
                                            ------------           -------------
   Common Stocks
     Telephone and Data Systems,
          Inc.                      207,387 $ 7,517,779*   232,188 $  9,171,427*
     United States Cellular Corp.   126,416   3,523,846*   121,643    4,105,451*
     American Paging, Inc.           39,857     186,830     31,453      200,513
     Aerial Communications, Inc.     23,460     190,613          0            0
                                            -----------            -------------
                                            $11,419,068            $ 13,477,391
                                            -----------            -------------
   Mutual Funds
     American National Bank
       S&P 500 Index                      0 $         0     16,450 $  3,223,356*
     LaSalle Income Plus Fund     3,908,265   3,908,265* 3,381,293    3,381,293*
     Vanguard GNMA Fund             147,776   1,510,276*    97,656    1,018,550
     Fidelity Advisor Fund          201,893   8,582,462*   119,357    4,523,625*
     Warburg, Pincus Int'l Fund      78,605   1,638,134*    27,043      531,120
     Vanguard Index 500 Fund         81,720   5,651,725*         0            0
                                            -----------            -------------
                                            $21,290,862            $ 12,677,944
                                            -----------            -------------
Investments at Cost Which
   Approximate Fair Value

   Plan Loans                             - $   707,944         -  $    561,290
                                            -----------            ------------
Total Investments at Fair Value             $34,738,894            $ 26,992,492
                                            ===========            ============

  * Investments that represent five percent or more of the Plan's net assets.

Telephone and Data Systems, Inc.
Tax-Deferred Savings Plan
Page 6


The Plan's investments (including investments sold and held during the year) appreciated in value by $183,285 during the year ended December 31, 1996, appreciated in value by $398,779 during the year ended December 31, 1995 and depreciated in value by $1,232,916 during the year ended December 31, 1994 as follows:
                                             Net Change in Fair Value
                                ----------------------------------------------
                                Year Ended         Year Ended      Year Ended
                                12/31/96           12/31/95         12/31/94
                               ===========        ===========      ============
Investments at Fair Value
as Determined by
Quoted Market Price
     Common Stocks             $(1,354,831)      $(1,297,749)    $  (1,113,124)

     Mutual Funds                1,538,116         1,696,528          (119,792)

      Net Change in Fair Value    $183,285       $   398,779     $  (1,232,916)



4.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested.

5.    PRIOR YEAR INFORMATION

      Certain   amounts  in  the  1995  financial   statements   have  been
      reclassified to conform to the 1996 presentation.

6.    INCOME TAX STATUS

      The Internal Revenue Service has determined and informed the Company by letter dated October 13, 1994 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                          Independent Auditor's Report
                        On The Supplementary Information


To the Trustees of:

                      TELEPHONE AND DATA SYSTEMS, INC.
                      TAX-DEFERRED SAVINGS PLAN
                      Chicago, Illinois


Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements, and in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


McGladrey & Pullen, LLP

Madison, Wisconsin
March 28, 1997

                        TELEPHONE AND DATA SYSTEMS, INC.
                            TAX DEFERRED SAVINGS PLAN

                          Year Ended December 31, 1996

                       Schedule of Reportable Transactions


                                   Total                      Total
Description                      Number of    Amount of     Number of
of the Security                  Purchases    Purchases       Sales
------------------------------   ---------    ----------    ----------

LaSalle Trust Money Market          103       17,010,643        92

LaSalle Income Plus                  22          772,932         2

Vanguard GNMA                        22          526,677         2

ANB S&P 500 Index                     3          268,694         1

Vanguard Index 500                   13        5,043,443         0

Fidelity Advisor Equity Growth       15        3,311,435         0

Warburg International                13        1,070,209         0

TDS Common Stock
Investment                            7        903,255           9

USCC Common Stock
Investment                            8        559,126           8

API Common Stock
Investment                            7         79,559           5

Aerial Common Stock
Investment                            3        220,832           0

TDS Common Stock
Match Investment                      4        571,139           9

USCC Common Stock
Match Investment                      3        214,074          12

API Common Stock
Match Investment                      3         66,581           5

                        TELEPHONE AND DATA SYSTEMS, INC.
                            TAX DEFERRED SAVINGS PLAN

                          Year Ended December 31, 1996

                       Schedule of Reportable Transactions


                                                               Gain
Description                      Amount of     Cost of        (Loss)
of the Security                    Sales        Sales        On Sales
------------------------------   ---------    ----------    ----------

LaSalle Trust Money Market       15,965,490   15,965,490            --

LaSalle Income Plus                 245,961      245,961            --

Vanguard GNMA                        15,451       15,689          (238)

ANB S&P 500 Index                 3,657,176    2,545,960     1,111,216

Vanguard Index 500                       --           --            --

Fidelity Advisor Equity Growth           --           --            --

Warburg International                    --           --            --

TDS Common Stock
Investment                        2,456,951    1,864,949       592,002

USCC Common Stock
Investment                          577,019      480,989        96,030

API Common Stock
Investment                           70,982       78,655        (7,673)

Aerial Common Stock
Investment                               --           --            --

TDS Common Stock
Match Investment                    148,670      130,839        17,831

USCC Common Stock
Match Investment                     50,403       51,688        (1,285)

API Common Stock
Match Investment                     14,033       16,089        (2,056)

                        TELEPHONE AND DATA SYSTEMS, INC.
                            TAX-DEFERRED SAVINGS PLAN

                             As Of December 31, 1996

                       Assets Held For Investment Purposes



                                        Shares         Cost      Current Value
                                      ---------    -----------   -------------
Money Market Accounts                 1,321,020    $ 1,321,020    $ 1,321,020

Common Stocks

 Telephone and Data Systems, Inc.
  Common Shares, $1 par value           207,387      7,010,161      7,517,779

 United States Cellular Corporation
  Common Shares, $1 par value           126,416      3,585,309      3,523,846

 American Paging, Inc.
  Common Shares, $1 par value            39,857        284,108        186,830

 Aerial Communications, Inc.
  Common Shares, $1 par value            23,460        220,832        190,613

Mutual Funds

 LaSalle National Bank
  Income Plus Fund                    3,908,265      3,908,265      3,908,265

 Vanguard GNMA Fund                     147,776      1,505,433      1,510,276

 Vanguard Index 500 Fund                 81,720      5,043,443      5,651,725

 Fidelity Advisor Growth Fund           201,893      7,043,460      8,582,462

 Warburg Pincus International Fund       78,605      1,565,001      1,638,134

Plan Loans                                             707,944        707,944
                                                  ------------    -----------
                                                  $ 32,194,976    $34,738,894
                                                  ============    ===========